Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Item 7.d and Part III, Items 2.b, 7.a, 11.c, 13.a, 13.b, 13.d and 14.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 7.d.

The following is a summary of the roles and responsibilities in Liquidnet that have access to trading information, the trading information that is accessible by the employees in these roles and the basis for the access. These employees can be located in the US or other Liquidnet regions, as Members and customers outside the US can trade US equities through the Liquidnet ATSs in an equivalent manner to US Members and customers.

A. Trade Coverage personnel (ATS sales coverage)

Roles and responsibilities

ATS Sales coverage personnel (also referred to as Trade Coverage personnel) sit on the Sales desk. Their role is to facilitate negotiations involving Members, monitor Member and customer orders that interact with the Liquidnet ATSs and respond to inquiries and diagnose issues. Trade coverage personnel can communicate real-time or historical Liquidnet trade execution data to Members, subject to compliance with participant Transparency Controls settings. Trade Coverage personnel can communicate real-time or historical public or readily-available execution data to Members; for example, to notify Members of the closing volume in a stock in the overall market for one or more prior days. Trade coverage personnel can provide transaction cost analysis reports to Members. Trade Coverage personnel can also provide trading analytics to Members and customers, but symbol-specific analytics may not be provided during regular market hours. Readily-available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade Coverage personnel cannot execute Member or customer orders. Trade Coverage personnel provide services for the ATS portion of LNIs business.

Internal support tools

Through various internal support tools, Trade Coverage personnel can view: Members and customers live and broken match data (including potential match quantity); negotiation histories; Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation and manual targeted invitation orders created by Members and customers; activity relating to specific Liquidnet products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, customer and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can view the following information relating to the traders who access the H2O ATS: whether or not the trader is logged in; the traders current number of indications in the system and the shares and principal value represented by those indications; number, shares and principal value of outside and invalid indications; and the traders historical executed ADV through the system.

Member and trader performance and activity through Liquidnet

Trade Coverage personnel have access to reports on Member and trader performance and activity through the system, including positive action rates (PAR) and realization rates of individual Members and traders. Realization rate is the percentage of matched shares executed by a party. Reports can be broken out by date, country, sector, market cap and similar aggregated categories. These reports do not include symbol information. Reports can include for the relevant period data on matched liquidity, match rate, contra PAR, contra realization rate, trading revenue and percentage of volume traded through different order types.

Reports also can include data on indications received from a Member by instrument type, including aggregate number of indications, principal value or shares and the time of the most recent indication received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

These reports can be product-specific. Examples of product-specific information would be the number of proposed orders submitted by a trader or Member to the algo ranking model, the number of targeted invitations sent or received by a Member or trader, the number and size of executions resulting from targeted invitations sent or received by a Member or trader, and response rates on targeted invitations sent or received by a Member.

Transition of personnel from Trade Coverage to Execution Consultant or Business Development role

For a limited time period Trade Coverage personnel transitioning to an Execution Consultant or Business Development role can perform both functions on the same day but at different times of the day.

Sales supervisory personnel

Personnel with management and supervisory responsibility for Trade Coverage personnel have access to the same information available to the Trade Coverage personnel whom they supervise.

B. Execution and quantitative services personnel

Liquidnets Execution and Quantitative Services group (EQS) includes the following groups and functions:

* Trading Desk (high-touch coverage)
* Execution Consultants (low-touch coverage)
* Business Development
* Performance Analytics
* Liquidity Partnerships
* Algo Design and Research
* Best Execution analysis personnel
* Head of Trading Alpha.

Access to data by personnel performing each function is described below. Some of these functions may be combined in certain Liquidnet regions, as described below. In particular, in the APAC, EMEA and Canada regions, the same personnel can perform the Trading Desk and Execution Consultant functions. In the US, Execution Consultants can perform the Trading Desk function on a back-up basis. Execution and Quantitative Services personnel provide services for the non-ATS portion of LNIs business, and the same personnel can perform the Execution Consultant and Liquidity Partnership functions. APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

C. Trading Desk personnel

Roles and responsibilities

Trading Desk personnel sit on the trading desk in the applicable region. They can trade orders sent to the desk by a customer in accordance with the customers instructions. Through the EMS used by the Trading Desk:

* Trading Desk personnel handle, troubleshoot and monitor all high-touch customer orders.
* Trading Desk personnel also can view and monitor low-touch Member and customer algo orders and provide consultative support to Members and customers in connection with these orders.

Trading desk personnel provide services for the non-ATS portion of LNIs business.

Access to data

Through internal support tools, Trading Desk personnel can view execution information of Members and customers relating to their trading desk and algo orders. Trading Desk personnel can see whether trading desk orders were crossed by Liquidnet in one of its ATSs or executed on an external venue. Trading Desk personnel can view whether an execution resulted from a targeted invitation.

Trading Desk personnel cannot view matching indications.

Trading Desk supervisory personnel

Personnel with management and supervisory responsibility for trading desk activity can view Liquidnet trading activity for supervisory purposes.

D. Execution Consultants

Roles and responsibilities

Liquidnets Execution Consultants are responsible for providing execution consulting services to Members and customers with a focus on Liquidnets algorithmic offering. This team also is responsible for providing various TCA (transaction cost analysis) reports for Members and customers. The Execution Consultants also monitor the performance of Liquidnets algos and recommend modifications, where appropriate, to improve algo performance. In real-time, Execution Consultants also can troubleshoot an algo order that is not performing properly, where instructed by a customer; troubleshooting can include modifying the parameters of the algo order. Execution Consultants can communicate real-time or historical Liquidnet trade execution data to customers, subject to compliance with participant Transparency Controls settings. Execution Consultants can provide trading analytics to customers. This includes providing a description of the analytics that the Execution Consultant is providing and distributing reports provided by other Liquidnet personnel. Execution Consultants provide services for the non-ATS portion of LNIs business.

Access to data

Through Liquidnets EMS, Execution Consultants can monitor all low-touch participant algo orders high-touch trading desk orders and provide consultative support to participants in connection with these orders.

Liquidnets Execution Consultants have access to one or more internal Liquidnet tools to conduct transaction cost analysis for the overall community and on behalf of individual participants. Execution consultants access such tools in connection with: evaluating and communicating the performance of the various Liquidnet algo types on an aggregated basis; and the generation of TCA reports for individual participants. These tools include all participant trade information on a real-time and historical basis, including target quantity with respect to parent orders and negotiation quantity (i.e., the quantity submitted during a negotiation) with respect to negotiated orders. Members and customers that do not want Liquidnet personnel to access their order information for the purpose of generating Member and customer-specific TCA reports on their behalf can notify their Liquidnet coverage team.

Through other internal support tools, Execution Consultants can view all execution information of Members and customers and can view whether an execution resulted from a targeted invitation. Execution Consultants can also view all targeted invitations sent from algo orders and LN auto-ex orders of participants in all primary regions that they cover, including any recipient who received a targeted invitation based on the recipients historical orders or executions. This visibility is subject to the senders and recipients Transparency Controls settings relating to Execution Consultant access to order and execution data, as applicable. Execution Consultants cannot view senders or recipients of manual targeted invitations or any recipient of an automated targeted invitation who received that targeted invitation based solely on the recipients historical indications.

Through an internal support tool known as Touchpoint, Execution Consultants have access to all order and execution information of participants, regardless of order type, except that Execution Consultants cannot view manual negotiation, automated negotiation and manual targeted invitation orders. Through Touchpoint, Execution Consultants can run the algo ranking model for any low-touch algo order of a participant. A Member or customer can elect through Liquidnet Transparency Controls to restrict Execution Consultants to only view the Members or customers algo orders and executions (including surge capture and residuals).

E. Business Development personnel

Roles and responsibilities

Business Development personnel (also referred to as relationship managers) are responsible for selling the different Liquidnet products, including products available through the Liquidnet desktop application. Business Development can communicate real-time or historical Liquidnet trade execution data to customers, subject to compliance with participant Transparency Controls settings. Business Development can provide trading analytics to customers. This includes providing a description of the analytics that the Business Development is providing and distributing reports provided by other Liquidnet personnel.

Access to data

Business Development personnel have access to the same or equivalent data as Execution Consultant personnel, except that Business Development personnel do not have access to the Liquidnet EMS. A Member or customer can elect through Transparency Controls to restrict Business Development personnel to only view the Members or customers algo orders and executions (including surge capture and residuals).

F. Performance Analytics personnel

Roles and responsibilities

Liquidnets Performance Analytics personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. Performance Analytics personnel provide services for the non-ATS portion of LNIs business.

Access to data

Performance Analytics personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations.

Liquidnets Performance Analytics personnel have access to the same transaction cost analysis tools as described above for Execution Consultants.

Through other internal support tools, quantitative analytics personnel can view all execution information of Members and customers and all Member and customer algo order and execution information. Performance Analytics personnel also have access to all LNI order and execution information for model development and research.

Broken match data

Through a Liquidnet reporting tool, Performance Analytics personnel have access to data relating to broken matches. The purpose of this access is to enable Performance Analytics personnel to address Member queries relating to broken matches. For this purpose, matches can consist of matches with contra-indications and matches with contra-orders from Members and customers. Performance Analytics personnel can access all data relating to broken matches for this purpose, including:

* Begin match time
* End match time
* Symbol
* Information regarding the Members indication, including limit price, available quantity and quantity executed, at the begin and end match times
* Information regarding the contras indication or order, as applicable, including limit price, available quantity, order quantity, and quantity executed, at the begin and end match times.

A Members consent is required before Performance Analytics personnel can access this data on behalf of a Member. The consent of contras is not required, but the contras are not identified through this reporting tool.

Performance Analytics personnel can provide their analysis to the requesting Member with respect to the match to which the Members query relates (but without providing any contra information) or with respect to the Members matches in general.

Targeted invitation analysis

In connection with providing analysis for surveillance monitoring of targeted invitations, Performance Analytics personnel have intra-day and historical access to the relevant details of targeted invitations sent by Members, including, symbol, create time, end time, side and quantity.

G. Liquidity partnerships personnel

Roles and responsibilities

Liquidnets liquidity partnerships personnel are part of EQS and have responsibility for managing LNIs relationships with LPs and sponsored brokers. Liquidity partnerships personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

These personnel have access to symbol-specific information concerning orders transmitted by LPs on a T+1 basis and executions by LPs on an intra-day basis. Liquidity Partnership (LP) personnel have access to information concerning targeted invitations from LP orders on an intra-day basis.

Through various dashboards, Liquidity Partnership personnel also have access on a real-time and historical basis to aggregated (non-symbol specific) information on orders transmitted and executed by LPs and sponsored brokers over daily and monthly time periods, including execution volume, revenue from the broker, revenue from contras (without the contras being identified), average order size, average daily unique liquidity and firm-up rate on conditional orders. Average daily unique liquidity is computed based on order size but seeks to remove duplicate order volume in the same symbol and side for a particular day. Data is broken out by LP name, contra type (for example, broker block, automated routing order or algo order), capacity of the LP (for example, agent or principal), and type of order (for example, firm or conditional, and algo or Liquidnet-only). Data relating to sponsored brokers is broken out based on the underlying Member or customer. Data is provided for the prior trading day or a longer prior period as selected by the user. Liquidity Partnership personnel in one region have access to this dashboard data for all regions. Liquidity Partnership personnel in all regions also have access to symbol-specific, real-time information concerning Member and customer algo orders transmitted and executed through InfoReach; they also review various reports for surveillance purposes.

H. Algo Design and Research personnel

Roles and responsibilities

Liquidnets Algo Design and Research personnel are responsible for the design, research and specification of LNIs algorithms, as well as related models and analytic signals used by LNIs algos. This team has responsibility for the design, research and specification of algorithms that provide best execution for Members and customers in accordance with Member and customer requirements and LNIs regulatory obligations. Product Support personnel can escalate production issues to this team for research and resolution. EQS personnel also may escalate to the Algo Design and Research team Member and customer queries relating to trading decisions made by LNIs algos. Algo Design and Research personnel provide services for the non-ATS portion of LNIs business.

Access to data

To facilitate these objectives, Liquidnets Algo Design and Research personnel have access to algo order information on a real-time and historical basis, including for algo orders created by Members through the desktop application, algo orders transmitted by customers from their EMS, and algo orders created by the Trading Desk. Algo Design and Research personnel also have access on a T+1 basis to symbol-specific information concerning all orders transmitted and executed by LPs. Algo order information includes executions, the target quantity of the algo order and the transmission of shares on a firm or conditional basis either to a Liquidnet ATS or an external venue. Liquidnets Algo Design and Research personnel access this information through the LNI EMS, system logs and other internal real-time and historical reporting tools, including LNIs internal TCA tool (limited to algo order information). Liquidnets Algo Design and Research personnel cannot engage in trading activity and cannot modify any parameters of a Liquidnet algo order.

I. Best execution analysis personnel

Roles and responsibilities

One employee is responsible for preparing the data for Liquidnets monthly best execution meeting for the US and Canada. This employee generates aggregated (not symbol-specific) data for review by Liquidnets Best Execution Committee.

Access to data

When acting in this capacity, this employee has access to matched indication, order, execution and other trading information on a T+1 basis solely for purposes of preparing this aggregated data for review by the Committee. This employee is an Execution Consultant and Liquidity Partnership employee and can act as a Trading Desk employee on a back-up basis.

J. Commission Management Services personnel

Roles and responsibilities

Liquidnets Commission Management Services personnel are part of Liquidnets EQS and Member Services groups. Liquidnets commission management services include commission aggregation, commission analyzer and broker vote services. Commission management personnel provide services for the non-ATS portion of LNIs business.

Access to data

Liquidnets Commission Management Services personnel have access to all LNI trade and allocation information.

K. Head of Trading Alpha

Roles and responsibilities

The Head of Trading Alpha is responsible for the provision of analytics products and services to Liquidnets participants. In this capacity, the Head of Trading Alpha: oversees the Performance Analytics function; communicates to customers on using analytics in their algo and other trading strategies; trains Liquidnet personnel on communicating to customers relating to analytics; and generates analyses and commentary to Liquidnet participants relating to Liquidnet and third-party trading analytics.

Access to data

The Head of Trading Alpha has access to intraday orders, executions and targeted invitations (including participant identities), Helm, Liquidnet trading analytics, Data that is not symbol specific (as described below) and reports prepared by Performance Analytics, Business Intelligence and Trading Analytics personnel.

L. Sales Analytics group personnel

Roles and responsibilities

The Sales Analytics team provides data and reports to internal Liquidnet customers, such as Corporate Leadership, Sales and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. In addition, Sales Analytics personnel provide Members and customers with analysis and reporting that offers Members and customers insight into how they are using Liquidnets products and services. The Sales Analytics team is part of Liquidnets Sales group. Sales Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Sales Analytics personnel have access to indication, order and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the Sales Analytics group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data. Sales Analytics personnel also have access to one or more internal TCA tools to run TCA reports for participants.

M. Product Support and Implementation personnel

Roles and responsibilities

Product Support and Implementation personnel are part of Liquidnets Member Services group. Product Support and Implementation personnel assist with implementation of participants, maintain up-time of the system, support connectivity with participants, and assist in resolving technical and functional issues affecting participants in their use of the system. Product Support and Implementation personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Product Support personnel have access to indication, order and trade information in the database and through the various Liquidnet support tools to assist in addressing technical and functional issues affecting Members and customers. Product Support and Implementation personnel also have access to logs from each Members Liquidnet desktop trading application and OMS interface with Liquidnet to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the system, and suggesting technical improvement to a Members interface.

N. Trade Services personnel

Roles and responsibilities

Trade Services is part of Liquidnets Member Services group. Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Trade Services personnel have access to Member and customer execution, account, allocation and settlement information and the full quantity of any executed order.

O. LCM personnel

Roles and responsibilities

Liquidnet Capital Markets (LCM) personnel work on public issuer transactions for equities. The LCM team works with issuers, individual and corporate control persons, private equity firms and venture capital firms to attract secondary offering, corporate repurchase, and control-person transactions for the benefit of LNIs Members and customers. LCM customers do not have access to the Liquidnet desktop trading application; all listed shares transactions are facilitated through the LNI trading desk. LCM personnel provide services for the non-ATS portion of LNIs business.

General

LCM personnel do not have access to any Member or customer indication, negotiation, match or order information. LCM personnel can access Liquidnet execution information after T+20 and provide this information to LCM customers. The parties to the trade are not identified to LCM personnel.

P. Enterprise Technology Services personnel

Roles and responsibilities

Liquidnets Enterprise Technology Services (ETS) group maintains the computers, networks, databases and connectivity that comprise the Liquidnet system. ETS personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

A subset of the ETS group (Production Support and Database Administration) has access to indication, order, execution and other trading information to troubleshoot production and system issues, when directed by the Product Support group. These ETS personnel are located in a keycard protected area and are on a separate network segment from other Liquidnet personnel for certain purposes.

Q. Software Development and Quality Assurance personnel

Roles and responsibilities

Software Development and Quality Assurance personnel are responsible for development, enhancement, and maintenance of the software components of the Liquidnet system. Software Development and Quality Assurance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

These personnel have access to indication, order, execution and other trading information on a real-time basis in connection with the performance of their duties.

R. Product personnel

Roles and responsibilities

Liquidnets Product group is responsible for the design and enhancement of Liquidnets trading products. Product personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Product personnel have access to indication, order, execution and other trading information for the products that they work on (for example, the Liquidnet desktop trading application, algos, TCA and commission management).

Product personnel can access and analyze trader usage data to enhance Liquidnets products. An example of analyzing trader usage data would be to identify the conditions under which a trader is more likely to respond to a targeted invitation.

Members of Liquidnets Product group have access to reports on Member and trader performance and activity through Liquidnet, as described above in the Sales coverage section. These reports are not symbol-specific and do not include symbol-level information.

In addition, designated Members of Liquidnets Product group have access to the EMS used by the LNI trading desk and Execution Consultants. This access is to assist LNI in responding to inquiries from Members and customers relating to system functionality in connection with day-to-day trading activity by Members and customers. Designated members of the Product group with responsibility for internal support tools have access to the same data as Member Services personnel.

S. Business Intelligence

Roles and responsibilities

The Business Intelligence (BI) team develops reports for use by internal groups, including Sales Analytics, Corporate Leadership, Sales, and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. BI personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

BI personnel have access to indication, order, execution and other trading information in the Liquidnet database that includes all order and other trading information. Reports, which can include trading information, may only be provided by the Business Intelligence group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data.

T. Head of Data Science

Roles and responsibilities

Liquidnets Head of Data Science is responsible for designing the analytics in Liquidnets analytics products. The Heads of Algo Design and Research and Business Intelligence report to the Head of Data Science.

Access to data

The Head of Data Science has access to symbol-specific orders, executions and targeted invitations on a T+1 basis, but he does not have access to participant identities associated with this data. He also has access to the information described below under Data that is not symbol-specific. ~~He does not have access to symbol-specific ATS data.~~

U. Legal, Compliance and SRM personnel

Roles and responsibilities

Liquidnets Legal and Compliance personnel are responsible for working with the business units to establish and enforce Liquidnets legal and compliance policies. Compliance includes the Liquidity Watch monitoring and surveillance function. Liquidnets Security and Risk Management (SRM) personnel are responsible for working with the business units to establish and enforce Liquidnets policies relating to information security. Legal, Compliance and SRM personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Liquidity Watch personnel have access to indication, order, execution and other trading information as well as commission aggregation information as part of their ongoing surveillance activity. Liquidnets Legal, Compliance and SRM personnel are permitted to access trading information in fulfilling their responsibilities, including for the conduct of investigations.

V. Finance personnel

Roles and responsibilities

Designated members of Liquidnets Finance team have responsibility for accounts payable and receivable operations in connection with the operation of Liquidnets business. Finance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

As part of these responsibilities, these designated members of the Finance Department have access to trading information after the end of the trading day.

W. Trading Analytics personnel

Roles and responsibilities

Trading analytics personnel (also referred to as analytics personnel) are involved in the development, sale and support of Liquidnets analytics products and services, including analytics provided through the Liquidnet desktop application, analytics provided through other software products developed by Liquidnet affiliates (including Best Ex Analysis), and analytics provided by Liquidnet personnel through reports and individual or group communications, as described in the next sub-section. Trading Analytics personnel may be associated with LNI or an affiliate. Trading Analytics personnel provide support for the non-ATS portion of LNIs business.

Trading analytics

Liquidnet makes available to Members and customers analytics provided by one or more Liquidnet affiliates, including Liquidnet Technologies Europe Limited (LTEL). Liquidnet can make these analytics available through the Liquidnet desktop application, a Members or customers EMS and/or via API. Sales and trading personnel can send analytics to Members and customers together with a description of the analytics being provided. Certain Liquidnet personnel can generate reports based on these analytics and third-party data and analytics and send these reports to Members and customers directly or through Liquidnet sales and trading personnel.

These analytics can include the following categories of data for a stock:

* performance
* spread
* trading volume
* volatility
* trading activity by control persons
* short interest
* posted liquidity.

The analytics described in this section are based on market-wide trading activity. Liquidnet sales and trading coverage personnel have access to these analytics. When providing analytics for a list of stocks or all of a participants indications through the Liquidnet desktop application, the analytics may identify outliers (for example, a stock with a recent significant price movement). Members and customers can maintain and receive analytics for one or more watchlists of stocks. With prior consent, Liquidnet sales and trading coverage personnel (including Trade Coverage, Business Development, and Execution Consultant personnel) may also have access to a participants watchlists for purposes of providing consultative support.

Liquidnet, in its sole discretion, determines whether to make any trading analytics available to a Member or customer and, if so, under what conditions. These conditions may include Liquidnet charging a fee for the service.

Access to data

Analytics personnel have access to information relating to trader usage of the Best Ex Analysis product and the analytics features of the Liquidnet desktop trading application, including analytics provided to traders relating to individual stocks. Best Ex Analysis provides analytics to traders to assist with best execution analysis. Liquidnet may also provide notifications to a trader relating to a traders activity through the system or information that a trader could otherwise see or have seen through the Liquidnet desktop trading application. The analytics provided by Liquidnet are based on overall market activity and not based on Liquidnet-specific activity. The sending of analytics or a notification to a trader can be based on the indications provided by the traders firm to Liquidnet or the traders activity through Liquidnet.

In addition, product personnel can engage analytics~~LTEL~~ personnel to assist in conducting an analysis of trader usage data for other products. When performing this function, analytics~~LTEL~~ personnel are provided access to trader usage data but without identifying trader or participant names. Analytics~~LTEL~~ personnel access this data through Liquidnet systems.

For purposes of analyzing various factors relating to block executions, targeted invitations and other trading system activity, Liquidnet can provide analytics personnel with information relating to orders (including algo and non-algo orders), executions, targeted invitations and associated events, and other relevant trading system activity for analysis by Liquidnets analytics software, including software provided by LTEL and/or other affiliates. The Head of Data Science and LTEL quantitative analysts have access to this information solely for purposes of facilitating this analysis. This data is provided on a T+1 basis, and participant identities are masked.

Qtech

Liquidnet outsources development and support work relating to the Liquidnets analytics products (including Best Ex Analysis and other analytics provided through the Liquidnet desktop application and other means) to Qtech (UK) Limited, a UK-formed technology consulting firm, and its affiliate, Qtech Analytics Private Limited, a company organized in India (Qtech India). Qtech personnel work in London and in India. Qtech employees work in a data center in India that includes employees of MSBC Group (Qtech Indias parent company) and employees of other companies owned by MSBC. Qtech employees can access information relating to Liquidnets and affiliates analytics products and participant usage of such products in connection with their development and support roles. Qtech support personnel can access indication information for all indications of Members that are enabled for trading analytics through the Liquidnet desktop application. This support function may include Qtech personnel assisting with the creation of a watchlist of specific securities at a Members request based on the Members prior indications. This data is recorded on specific servers to which Qtech personnel have access; these servers are located in Liquidnet data centers in the US and Europe. These servers also record indication information of a participant during any period of time when a participant has the blotter window open in the desktop application, even if the participant is not enabled for trading analytics through the Liquidnet desktop application. The data above includes Member and user names. With prior authorization, Qtech personnel may also access historical trading information, including indication data, to assist Liquidnets Software Development and Business Intelligence teams with other development projects on an as-needed basis. Qtech personnel may provide development and support services for other companies owned by MSBC Group and their clients.

X. Management personnel access to aggregated liquidity information

To assist Liquidnets Corporate Leadership and Sales management personnel in evaluating Liquidnets business performance, these personnel have access on a next-day basis to reports that include aggregated quantity of Member liquidity, broken out between buy and sell liquidity. This data is aggregated, and is not broken out by Member. The aggregated categories are as follows: country; sector; index and market cap (e.g., large, mid, small and micro). Liquidity information is based on the order quantity from a Members OMS or other indication quantity communicated by a Member to Liquidnet. Management personnel provide services for the ATS and non-ATS portions of LNIs business.

Y. Aggregated data

In addition to the above, Liquidnet can provide trading data to employees where the data is not symbol-specific. In particular, Liquidnet can provide trading data to any employees broken out by the following categories and similar aggregated categories: country; sector; index and market cap (e.g., large, mid, small and micro). This data is used for business planning, sales and marketing purposes.

Z. Salesforce CRM system

Liquidnet personnel, other than LCM personnel, have access to the primary version of Liquidnets Salesforce CRM (customer relationship management) system. Liquidnets CRM system contains standard CRM information relating to participants, including participant contact information, participant actual and target revenue information, participant trading volume information (not symbol-specific), the status of support incidents, and reports on participant meetings and calls. Through Salesforce, Liquidnet personnel can receive alerts relating to participant PAR, realization rate and similar performance metrics; these metrics are not symbol-specific. The CRM system does not contain symbol-specific information, but users can enter specific symbols into the CRM in connection with the resolution of trade errors and other trading incidents. LCM personnel have access to a separate instance of Salesforce specifically created for the LCM team containing standard CRM information relating only to LCM customers, including contact information, the status of support incidents, and reports on LCM customer meetings and calls.

AA.   Helm

Through Helm, an internal Liquidnet support tool, Liquidnet sales and trading personnel have access to Member and customer configuration settings in order to respond to Member and customer requests. These settings include Member and customer names, user names (including trader names), Transparency Controls settings and whether a Member or customer is enabled for specific Liquidnet products such as trading analytics, targeted invitations, or Liquidnet algos. Personnel can view Member and customer settings for all regions and users. Helm does not contain trading data.

BB.   Internal dashboards

Through various internal dashboards, Liquidnet personnel and their supervisors have access to the following:

* Data that they are otherwise authorized to view based on their function, as expressly described in the specific section above relating to their specific function.
* Data that is not symbol-specific relating to revenue, volume and product usage. This data can be broken out by Member or customer and individual trader. This data can include data described below that is not symbol specific.

CC.   Data that is not symbol-specific

Liquidnet personnel in the following departments have access to data relating to customer and trader activity through Liquidnet that is not symbol specific (non-symbol data): Business Development; Business Intelligence; Commission Management; Compliance; Corporate Leadership; ETS; Execution and Quantitative Services (including Algo Design and Research; Execution Consultants, Performance Analytics, Liquidity Partnerships personnel, and the Head of Trading Alpha); Finance; Head of Data Science; Product; Product Support; Sales Analytics; Technology; Trade Coverage; Trade Services and Trading Analytics.

Non-symbol data provides information on individual Member and trader usage of Liquidnets trading and analytics products, including the frequency of specific actions taken by a Member or trader through the system. The following are examples of these actions: accessing the blotter screen; right-clicking on a symbol in the blotter screen; accessing the analytics monitor; receiving a match popup; right-clicking on a match tile; right-clicking on an analytics monitor bubble; and clicking in an analytics window. An internal user can further filter this data based on the category of analytics alert (for example, performance, short interest or valuation). The non-symbol data also includes per trader and Member information on indications made available to Liquidnet and associated events, including number of indications, number of unique symbols, total principal value of indications, total indication shares, average indication duration, resulting matches, resulting matches executed, average match reaction time, average order resting time. The non-symbol data also includes data relating to orders and resulting executions. Liquidnet provides certain restrictions on an employees access to non-symbol data based on the employees role.

Part III, Item 2.b.

Participant categories

The participant categories for the H2O ATS are as follows:

* Members

* Customers
* Liquidity partners.

There are two categories of customers:

* Trading desk and algo customers
* Automated routing customers.

Participation in the H2O ATS can be either direct or indirect. Direct participation means that a participant transmits an order directly to the H2O ATS. Indirect participation means that a participant transmits a parent order to LNI, and LNI transmits a child order to the H2O ATS; this child order is referred to as an LNI resting order. If an order from a participant can access the H2O and Negotiation ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the Liquidnet ATSs.

A Member can participate directly in the H2O ATS by transmitting a broker block accept. A Member also can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Members parent order.

A customer can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the customers parent order

An LP can participate directly in the H2O ATS by transmitting an LP resting order or an LP IOC order.

Members

A Member is an entity that meets the Member admission and retention criteria set forth below. Members transmit indications from their order or execution management system (OMS) to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria as set forth below can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism), subject to the exception below.

Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to Liquidnet on an order-by-order basis. In such case, Members and customers may elect to opt-out of interacting with order flow from such outsourced trading desk by contacting their Liquidnet sales or trading coverage.

Liquidity partners

Liquidity partners (LPs) are ATSs, MTFs and registered broker-dealers that transmit immediate-or-cancel (IOC) or resting orders to Liquidnet H2O for execution. LPs do not have access to Liquidnet 5 or any other Liquidnet desktop trading application. LPs do not interact with the Negotiation ATS. LPs cannot make elections pursuant to Liquidnet Transparency Controls.

LPs also can create algo orders that interact with Liquidnet H2O as resting orders and also may interact with external venues in the same manner as customer orders. These algo orders do not interact with the Negotiation ATS.

Participating in multiple participant categories

A buy-side firm can be both a Member and a customer. When transmitting orders through Liquidnet 5, a firm is acting as a Member; when transmitting orders through another method, a firm is acting as a customer.

Admission criteria for Members

* A Member must be a buy-side institutional investor (also referred to as an institutional investor or buy-side firm), a broker-dealer that is a transition manager, a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below, or a broker-dealer where all of the following conditions apply:
** the broker-dealer is affiliated with a Liquidnet Member that is an institution
** the traders for the institutional Member act as dual employees of the broker-dealer for purposes of executing institutional-size orders (which can be an aggregation of retail-sized orders)

** the same traders handle both types of orders
** Liquidnet and the broker-dealer have implemented the necessary processes for regulatory reporting. Transition manager means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.
* Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if: (A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no customers other than its affiliated buy-side institution.
*A Member of Liquidnet Europe must be an EEA (European Economic Area) regulated investment firm or other EEA regulated entity or an institution registered in Switzerland.A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.
*An APAC, Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency.
*An EMEA Member must have total equity assets, or total equity assets under management, of US $200 million or more, or the equivalent in another currency.
* A Member that provides indications to Liquidnet must have an order management system (OMS) with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.
* A Member must enter into a subscriber agreement and other documentation required by Liquidnet.
* A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the institution as a Liquidnet customer.

Admission criteria for algo and trading desk customers

* An LNI algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; or (C) a customer of Liquidnets Capital Markets group, consisting of issuers, individual and corporate control persons, private equity firms, and venture capital firms.
* A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.
* A Liquidnet Canada algo or trading desk customer must be an institutional investor.

* A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.

* A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.

* An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for automated routing customers

* An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under (A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.

* In addition to the admission and retention criteria set forth in this section: ** Buy-side automated routing customers also must the criteria set forth in the 3rd through 6th and 8th bullets under Admission criteria for Members. ** Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under Admission criteria for Members.

* For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the providers order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the providers automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.

* In the case of a securities dealer transmitting an order on behalf of a buy-side firm, unless otherwise agreed between Liquidnet and the dealer, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism). Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to Liquidnet on an order-by-order basis. In such case, Members and customers may elect to opt-out of interacting with order flow from such outsourced trading desk by contacting their Liquidnet sales or trading coverage.

* An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for liquidity partners

* The LP and LNI must enter into and maintain in effect a routing agreement mutually acceptable to the LP and LNI, and the LP must comply with its obligations under the agreement.

* An LP must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. See the response to Part III, Item 13.b., for additional detail.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as the division of a bank

An institutional investor can include a division of a bank where the division conducts an investment management business.

Third-party broker routing-back functionality

Where a Member or customer creates an algo order and LNI utilizes a third-party brokers routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or customer.

Outsourced trading desk

A buy-side firm that meets all admission and retention criteria as a trading desk customer in its region can trade with Liquidnet through a broker-dealer acting as an outsourced trading desk, subject to the following conditions:

* The outsourced trading desk must meet all admission and retention criteria applicable to a trading desk customer in the relevant region
* Unless otherwise agreed between Liquidnet and the outsourced trading desk, Tthe outsourced trading desk must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism)
* Unless otherwise agreed between Liquidnet and the outsourced trading desk, Tthe buy-side firm must enter into an agreement with Liquidnet.

Liquidnet may settle trades either with the broker-dealer or directly with the buy-side firm. Where the buy-side firm is identified to Liquidnet, Liquidnet will apply Transparency Controls settings based on the settings of the buy-side firm, as applicable. The buy-side firm and the outsourced trading desk are both considered trading desk customers (and not LPs) in connection with this arrangement. This workflow is subject to Liquidnets compliance with any regulatory filing requirements.

Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as a trading desk customer even if the dealer does not identify the underlying buy-side institution to Liquidnet on an order-by-order basis. In such case, Members and customers may elect to opt-out of interacting with order flow from such outsourced trading desk by contacting their Liquidnet sales or trading coverage.

Outsourced dealing services provider (APAC and EMEA)

A buy-side firm that meets all Member admission criteria and does not have its own order dealing function can nominate an outsourced dealing services provider for buy-side firms in APAC or EMEA (referred to as a Provider) to transmit its indications and orders to Liquidnet and manage those indications and orders through Liquidnet 5. The buy-side firm may or may not be an affiliate of the Provider. The buy-side firm is referred to as a Member because it must meet all Member admission criteria, but the buy-side firm when acting in this capacity does not have access to Liquidnet 5. The Provider is referred to as a Member because it has access to Liquidnet 5.

The Provider is responsible for making all elections through Liquidnet Transparency Controls, which apply to all the buy-side firms that have nominated the Provider. All system configurations relating to trading apply at the Provider level.

In addition to the conditions above, the following conditions must be met:

* The Provider must agree that Liquidnet will clear and settle any trades directly with the buy-side firm and not with the Provider.
* The Provider must confirm to Liquidnet that the provider does not act as a settlement counter-party on any trades, whether or not executed through Liquidnet.
* The Provider does not engage in proprietary trading.
* When interacting with Liquidnet, the provider acts in the capacity of reception and transmission of orders as set forth under MiFID II.
* The Provider only transmits orders to Liquidnet for the buy-side firms that meet the conditions described above, and Liquidnet has entered into a Subscriber Agreement with any buy-side firm included under this arrangement.
* The Provider shall not disclose information provided through Liquidnet 5 to any customer of the Provider other than a customer that has entered into a Subscriber Agreement with Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the Provider (the applicable customer), the Provider will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.
* The Provider must identify to Liquidnet the applicable buy-side firm for each indication and order on an indication-by-indication and order-by-order basis.

APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

Qualifying Members and customers for targeted invitations

Only qualifying Members and customers can receive targeted invitations. Qualifying Members and customers are determined on a quarterly basis based on a Members or customers activity during the two prior calendar quarters.

To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

To qualify for any quarter, a customer must have created at least nine firm orders during either of the two prior quarters. If a Member is also a customer, the qualifying Member criteria are applied instead of the qualifying customer criteria.

Part III, Item 7.a.

A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders transmitted by liquidity partners (LPs)
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

We describe each of these order types in response to this Item 7.a.

B. LNI resting orders

Description

LNI, acting as agent, can access the H2O ATS (i.e., route to the H2O ATS) on behalf of participants that create the following types of parent orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations. The order transmitted by LNI is described in this document as an LNI resting order. An LNI resting order is a child order of the participants parent order. The type of parent order does not impact the priority of the LNI resting order that is the child order of that parent order.

(i)   Prioritization

Orders in the H2O ATS are prioritized for execution as follows:

* Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price
* Execution at an execution price. At a particular execution price, the following priority applies:
** Execution against Member and customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

** Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

* Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:

** LNI resting orders, firm or conditional

** Resting orders from LPs, firm or conditional

** IOC orders from LPs

** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)

* Firm resting orders from LPs (assuming all LPs are assigned to the same tier)

* Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a monthly basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in the response to Item 11.c. of this Part III. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(ii)   Conditions

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order is only executed if the execution price is within the price constraints of the LNI resting order and the contra order. A price constraint is the lower of any limit price and any mid-price or better order instruction in the case of a buy order and the higher of any limit price and any mid-price or better order instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

LNI resting orders are not displayed.

(iii)   Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv)   Pegged orders

In transmitting an LNI resting order to the LN H2O ATS, LNI represents any mid-price or better order instruction provided by the Member or customer for the parent order. A mid-peg instruction means any mid-price or better order instruction.

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

(v)   Routing

While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS and LPC orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

LP orders and broker block accepts only interact with the H2O ATS and do not interact with the Negotiation ATS.

(vi) Time-in-force

For algo and Liquidnet-only orders, whether created through the Liquidnet desktop trading application or sent from the customers OMS, the default time-in-force instruction is day. Most of LNIs algos also permit a participant to designate a specific expiration time. The LNI trading desk can send a day or GTC instruction or send a specific expiration time. Since the H2O ATS does not execute orders after the close of trading, the H2O ATS handles day and GTC orders in the same manner.

(vii) Modifications

LNI modifies an LNI resting order in response to a modification of the parent order by the participant.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

C. IOC and resting orders transmitted by liquidity partners

Description

Liquidity partners (LPs) can transmit IOC and resting orders to the H2O ATS.

(i) Prioritization

See the description above on prioritization of orders in the Liquidnet H2O ATS.

(ii)   Conditions

An IOC order in the H2O ATS can execute against any resting order but cannot execute against another IOC order. Any resting order in the H2O ATS can execute against any IOC or other resting order in the H2O ATS. An IOC or resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

IOC orders from LPs are not displayed.

A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

(iii)   Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv)   Pegged orders

The H2O ATS only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

For a resting order, if an LP provides a mid-peg instruction in the FIX order message, LNI will only execute the LP order at or below the mid-price in the case of a sell order and at or above the mid-price in the case of a buy order.

(v)   Routing

The H2O ATS does not route LP IOC and resting orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi)   Time-in-force

The only permitted time-in-force instruction for LP resting orders is day.

(vii)   Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii)   Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

D. Broker block accepts

Description

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period. A broker block opportunity is an LP resting order that is notified to a Member with a contra-side indication in the applicable symbol; a broker block opportunity displays the symbol and the side of the LP to the Member.

(i)   Prioritization

Orders in the H2O ATS are prioritized for execution as set forth above.

(ii)   Conditions

A broker block accept can execute against any other order in the H2O ATS. A broker block accept is only executed if the execution price is within the price constraints of the broker block accept and the contra order. The price constraint for a broker block order is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

A Member does not receive notification of a broker block opportunity if the Member has a match with another Member or customer. If there are multiple LP contras, the Member only receives one broker block notification.

Members only receive notification of a broker block opportunity if the broker block opportunity meets one of the following minimum size requirements: 5,000 shares; 5% of ADV for the stock; or $200,000 principal value.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members indication if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets the applicable minimum notification quantity.

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, the Member is enabled to receive notice of broker block opportunities, but Liquidnet can disable this configuration upon request by the Member.

Upon request Liquidnet can set a configuration where the system will display to a trader, upon receipt of a broker block, an option to dismiss the broker block for the remainder of the trading day. If the trader elects this dismissal option, the system will block the trader from receiving any broker blocks for the specific symbol and side for the rest of the trading day.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

(v) Routing

The H2O ATS does not route broker block accepts to other venues. Broker block accepts do not interact with the Negotiation ATS.

(vi) Time-in-force

A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

(vii)   Modifications

A Member cannot modify a broker block accept.

(viii)   Availability of order types across all forms of connectivity

The ability to create broker block accepts is only available through Liquidnet 5.

Part III, Item 11.c.

A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders transmitted by liquidity partners (LPs)
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

Participants of LNI consist of Members, customers and LPs. Participants can transmit various types of parent orders to LNI. Based on these parent orders, LNI can transmit LNI resting orders to the H2O ATS. LNI resting orders are child orders of the participants parent order.

The following are the types of parent orders:

* Algo orders
* Liquidnet-only orders
* LN auto-ex orders
* Automated negotiation orders
* Manual targeted invitations.

B. Background information and definitions

This section provides background information and definitions that apply to one or more of the order types listed above and described below.

(i)   Positive action rate

Positive action means going active on a match, sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action. For information regarding matches and invites, please refer to the Form ATS-N for the Negotiation ATS.

(ii)   Mid-peg instructions; price constraints

General

The H2O ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask) or zero (i.e., the best bid equals the best offer), the H2O ATS will not execute the order.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* *Buy order.* Lower of the limit price of the order and the mid-price
* *Sell order.* Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price. When transmitting an LNI resting order to the H2O ATS, LNI complies with any price constraints of the parent order.

C. Interaction of H2O order types

(i)   LNI resting orders

LNI can transmit all or a portion of any Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation to the H2O ATS. LNI handles these child orders as LNI resting orders, as described in this Form ATS-N filing.

(ii)   Execution, cancellation and editing of LNI resting orders

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order only executes in the H2O ATS if the execution price is within the price constraints of the LNI resting order and the contra order.

The H2O ATS only executes orders in round lots.

The quantity of any execution is the lesser of the quantity of the two contra orders (but rounded down to the highest round lot).

All LNI resting orders in the H2O ATS are resting orders and, unless enabled to trade at the official closing price, are automatically cancelled at the close of trading of the regular session of the applicable exchange (on or shortly after 4 pm). Traders should monitor open orders during the trading day and request cancellations (or edits) as appropriate.

The H2O ATS can execute an order in a stock when the primary market has opened.

(iii)   Liquidity partners; LP IOC orders

General

Liquidity partners (LPs) do not have access to the Liquidnet desktop application.

LPs have the ability to transmit IOC or resting orders to the H2O ATS.

For each LP IOC order, the LP must specify the security, side (buy or sell) and quantity.

An LP also can specify the limit price of an LP IOC order. If no limit price is specified for an LP IOC order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP IOC sell order)
* Current best ask (in the case of an LP IOC buy order).

The system only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

LP IOC orders are not displayed. LP IOC orders are all IOC (immediate or cancel).

(iv)   LP resting orders

General

LPs also can transmit resting orders to the H2O ATS.

For each resting order, the LP must specify the security, side (buy or sell) and quantity. An LP also can specify the limit price of an LP resting order. If no limit price is specified for an LP resting order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP resting sell order)
* Current best ask (in the case of an LP resting buy order).

By default, the system only executes LP resting orders at or below the mid-price in the case of an LP resting sell order and at or above the mid-price in the case of an LP resting buy order, except that an LP can override this default upon request to LNI.

Unless enabled to trade at the official closing price, all LP resting orders are automatically canceled at the close of trading. An LP can cancel a resting order at any time.

Minimum order size

The minimum order size for LP resting orders is 100 shares.

Conditional orders from LPs

LPs can transmit resting orders on a conditional basis. This functionality, which is fully automated from the point at which the LP transmits the conditional order to LNI, allows the LP to rest actionable order flow in the H2O ATS that may include shares already placed at other trading venues. These orders are considered conditional since the LP will commit the order only prior to execution with a matched contra order. Prior to executing a conditional order, LNI sends a request to the LPs system to commit the shares on the order, and the LPs system responds by sending remaining unexecuted shares to LNI (known as a firm-up). This firm-up request is used to protect the LP against over-execution. LP firm-up rates are periodically reviewed by Liquidnet Sales, with appropriate follow-up to the LP to address any issues.

(v)   Execution of LP orders

Contras to an LP order

An LP IOC order can execute against an LNI resting order or an LP resting order.

An LP resting order can execute against any other order in the H2O ATS, except that under certain circumstances as described in this Form ATS-N filing, LP orders only interact with LNI resting orders and broker block accepts to the extent that the Member or customer has elected to interact with LP orders.

Execution quantity

The H2O ATS only executes LP orders in round lots.

The quantity of any execution is the lesser of the quantity of the matching buy and sell orders, subject to any applicable minimum quantity (and rounded down to the highest round lot).

(vi)   Execution price

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

* LP IOC orders can only execute at the mid-price; and
* For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within (including at) the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint.

(vii)   Trading at official closing price

Members and customers can enable parent orders, and LPs can enable resting orders, to cross with other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. Liquidnet refers to this functionality as trading at last. Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session of the primary market.

(viii)   Liquidnet back-end software for H2O execution functionality

An execution or cancellation of an order in the H2O ATS is deemed effective when it is received, processed and recorded by the Liquidnet back-end software, and is not effective until such time. The effectiveness of an execution or cancellation depends upon which event is first received, processed and recorded by the Liquidnet back-end software.

(ix)   Interaction of negotiation and H2O execution functionality

A trader cannot have a firm order for the same shares in the H2O ATS and the Negotiation ATS at the same time. If a trader commences a negotiation in the Negotiation ATS of shares that are included in a firm order in the H2O ATS, the shares in the H2O ATS are paused prior to the traders commencement of the negotiation.

(x)   Broker block opportunities

Notification of broker block opportunities

As described above, LPs can transmit resting orders to the H2O ATS. A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

A Member does not receive notification of a broker block opportunity if the Member has a match in the Negotiation ATS with another Member or customer. If there are multiple LP contras, the Member only receives one broker block notification.

Creation and execution of broker block accepts

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently, two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

During the time-in-force period, the broker block accept can execute against any contra-side orders in the H2O ATS, subject to meeting the tolerance of the Members indication and the minimum execution quantity, as set forth above, and subject to the rules of execution priority as set forth below.

In response to an LP resting order, a Member is not able to reduce its quantity below the minimum size for execution of the LP resting order; this can reveal to the Member information regarding the minimum size for execution of the LP resting order.

Configuration to participate in broker block functionality

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, LNI can configure the Member to include or exclude receipt of notice of broker block opportunities. Members should contact their Liquidnet Sales coverage if they wish to change their configuration.

Configuration to dismiss same symbol and side broker blocks for the rest of the trading day

Upon request LNI can set a configuration where the system will display to a trader, upon receipt of a broker block notification, an option to dismiss the broker block notification for the remainder of the trading day. If the trader elects this dismissal option, the system will block the trader from receiving any broker block notifications for the specific symbol and side for the rest of the trading day.

(xi)   Execution priority for H2O ATS orders

Execution priority

Orders in the H2O ATS are prioritized for execution as follows:

* Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.
* Execution at an execution price. At a particular execution price, the following priority applies:

*** Execution against Member and customer orders.** As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.

*** Execution against firm LP resting orders.** As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

*** Execution against conditional LP resting orders.** As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

** Transmitted resting orders not executed in full upon receipt.** Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:

** LNI resting orders
** Resting orders from LPs, firm or conditional
** IOC orders from LPs
** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs (assuming all LPs are assigned to the same tier)
* Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a monthly basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in this Form ATS-N. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(xii)   Principal and agency orders by LPs

LPs can send principal and agency orders to the H2O ATS. LPs can send customer orders to the H2O ATS, including orders of customers of their affiliates.

LNI provides to participants upon request a list of LPs that are enabled to trade US equities. This list identifies which LPs are enabled to send principal orders to the H2O ATS.

(xiii)   Blocking interaction with LPs

General

Broker block accepts do not interact with IOC orders from LPs. If the parent order from a Member or customer can route to external venues, the associated LNI resting order interacts with orders from LPs. If the parent order from the Member or customer cannot route to external venues, the associated LNI resting order only interacts with orders from LPs if the Member or customer has elected to interact with resting or IOC orders from LPs, as applicable. A Member or customer makes these elections through Liquidnet Transparency Controls. A Member or customer that elects to interact with resting and IOC orders from LPs for orders of the Member or customer that do not route to external venues can elect to block interaction with certain LPs, as described in the response to Item 13 of this Part III.

Notification of new LPs

If a Member or customer has elected to block interaction with at least one LP, LNI will notify the Member or customer at least one week prior to bringing live a new LP (and one week prior to enabling an LP to send principal orders where the LP had previously been enabled only to send agency orders), unless the Member or customer requests that LNI not provide this notice. LNI also will send this notice to other Members and customers if they request. LNI maintains an updated list of LPs for US equities on a password-protected site that LNI makes available to all Members and customers and sends the updated list to all Members and customers on a quarterly basis.

(xiv)   LNI as the sole execution venue for an LP order

An LP is not permitted to recommend or propose to a customer that the customer designate LNI, or implement or provide any technology that designates LNI, as the sole execution venue for an order or facilitate a customer setting up this type of order. Any order transmitted to LNI should also be sent on similar terms to one or more other execution venues capable of executing the order. An LP is not permitted to recommend or propose any action or implement or provide any technology that seeks to evade this restriction - for example, selecting a second venue that the LP knows will be unable to execute the order.

D. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the H2O ATS will only execute short-sale orders with a mid-peg instruction.

E. Locked and crossed markets

LNI will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). If the market in an equity is locked (i.e., the best posted bid is equal to the best posted offer), LNI can execute the order if at least one side of the trade has created an automated negotiation order or is responding to an H2O block notification.

F. Trade errors

If, as a result of an error, both sides to a trade in the H2O ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the H2O ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the H2O ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

Part III, Item 13.a.

The participant categories of the H2O ATS are set forth in the response to Item 2 of this Part III.

LNI Sales personnel classify a participant into the relevant category at the time of onboarding, subject to review by LNIs Member Services group. These groups contact Legal and Compliance with any questions.

LNI notifies a participant of its categorization at the time of on-boarding. If a participant questions its initial categorization or subsequently requests a change in categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

Classification of a participant is based on the admission criteria set forth in the response to Item 2 of this Part III.

Members and customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with LPs and Liquidnet Capital Markets customers. LPs, broker customers (other than transition managers) and Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls.

Tiering of liquidity partners

LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS. These metrics may relate to volume (e.g., the LPs firm-up percentage), size (e.g., quantity of shares traded by the LP as a percentage of all shares traded by LPs), and/or quality (e.g., price reversion following the LPs executions). On a monthly basis, LNI assigns LPs to tiers based on LP performance during the previous month and notifies all LPs of their assigned tiers. If an LP questions its assigned tier, a review will be conducted by LNI. New LPs are assigned to Tier 1 for their initial month. Under certain conditions, e.g., a technical issue or other relevant factors negatively impacting LP performance, LNI may, at its discretion, elevate an LP to a higher tier or maintain an LP at its current tier. LNI may, at its discretion, assign different weights to different metrics and adjust the weighting of metrics from month to month without prior notice to LPs.

As described in response to Items 7.a. and 11.c. of this Part III, LP tiers are used only to determine execution priority when two or more same-side LP orders are in the same prioritization category. For example, if the H2O ATS receives two same-side conditional orders from two LPs in the same security, where one LP is assigned to Tier 1 and the other assigned to Tier 2, and the H2O ATS then receives a contra-order, the H2O ATS will execute the order from the Tier 1 LP before the order from the Tier 2 LP. If both LPs are assigned to the same tier, the H2O ATS will execute the two same-side orders equally (for each order, up to its quantity), subject to certain conditions.

Part III, Item 13.b.

The following are differences in treatment for different categories of participants and within each category:

* Only Members can create orders through Liquidnet 5.
* The following order types can only be created through Liquidnet 5: automated negotiation orders; manual targeted invitation orders; and broker block accepts. As a result, only Members can create these types of orders.
* Only customers have access to the version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. LN auto-ex orders can only be created through Liquidnet 5 or this version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. As a result, only Members and customers can create LN auto-ex orders.
* Only Members can view broker block opportunities.
* Only LPs are assigned to tiers on a monthly basis for purposes of determining execution priority in certain situations, as described in the response to Item 13.a. of this Part III.
* Only LPs can transmit LP day and IOC orders.
* Only Members have access to the Liquidnet mobile application.
* Certain conditions apply to low participation Members, as described below in this response.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.
* Members can elect whether or not to interact with orders from LPs.

LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain customers upon request.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. Liquidnet Sales reviews this classification on a quarterly basis. If a Member questions its categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

For any indication received from a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication.

Part III, Item 13.d.

LNI notifies a participant of its categorization at the time of on-boarding. LNI also provides advance notice to a participant of any change in category. For example, if a participant no longer meets the minimum assets criteria to be a Member, Liquidnet would communicate this to the Member and inform the Member that the Member could participate as a customer.

If a participant questions its initial categorization or subsequently requests a change in categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

In determining how to classify a Member or customer that engages in more than one type of business activity, LNI seeks to ascertain the primary business activity of the Member or customer firms business unit that interacts with LNI.

LNI notifies each LP of its assigned tier on a monthly basis. If an LP questions its assigned tier, a review will be conducted by LNI. New LPs are assigned to Tier 1 for their initial month.

LNI maintains the anonymity of all Members and customers. LNI makes available to all participants a list of all liquidity partners that participate on the system. Participants can access this list through a password-protected website for participants that LNI maintains. LNI also provides this list to participants upon request.

Part III, Item 14.a.

Liquidnet Transparency Controls

Members and customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with LPs and Liquidnet Capital Markets customers. LPs, broker customers (other than transition managers) and Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls.

Specifically, Members and customers can choose whether or not to interact with any or all of the following:

* Orders from LPs (IOC or resting)
* Orders from Liquidnet Capital Markets (LCM) customers.

Liquidnet Capital Markets (LCM) customers consist of the following:

* Public companies
* Private equity
* Venture capital
* Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).

LCM customers are a sub-category of customers.

By default, Members interact with liquidity from LPs and LCM customers. Members and customers can elect through Liquidnet Transparency Controls to opt-out from interacting with either or both of these types of liquidity.

Changes to Transparency Controls

Liquidnet implemented changes to Transparency Controls on April 6, 2020.

The following is a description of how the April 6, 2020 changes to Liquidnet Transparency Controls relating to sources of liquidity impacted Members and customers that had made elections through Liquidnet Transparency Controls prior to that date:

* Existing Members and customers were defaulted to interacting with orders from LPs if they were prior to that date defaulted to interacting with LP resting orders.

* Existing Members and customers were defaulted to interacting with liquidity from LCM customers if they were prior to that date opted-in to interacting with all categories of LCM customers.

Receiving targeted invitations from LP resting orders and broker algo orders

A Member only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member is opted-in to interacting with LP resting orders and also opted-in to receiving targeted invitations.

Sources of liquidity for which an election is not available

Except as specified below, Aall Members and customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

* Indications and orders from other Members
* Orders from buy-side trading desk customers
* Orders from trading desk customers that are transition managers

* Orders from automated routing customers.

As set forth in Item 2.b of this Part III, Liquidnet may permit Members and customers to opt-out from interacting with order flow from a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions where the dealer does not identify the buy-side firm to Liquidnet on an order-by-order basis.

Interaction with LP liquidity for algo orders that can route externally

If a Member or customer creates an algo order that can route to external venues, the algo order will interact with LP liquidity regardless of whether the participant has opted-in to interacting with LP liquidity.

Process for Members and customers to confirm and update their elections

Liquidnet maintains for each Member and customer a record of each source of liquidity with which the Member or customer interacts. Through the Liquidnet Transparency Controls web-based system, Members and customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours. A Member or customer also can update its Liquidnet Transparency Controls elections by contacting its sales or trading coverage.

Member and customer interaction with LPs

Members and customers only interact with IOC orders from LPs when they affirmatively create a Liquidnet algo, Liquidnet-only, LN auto-ex order or automated negotiation order (subject to applicable elections).

Liquidnet maintains a current list of LPs and provides it to Members and customers upon request. Members and customers can elect one or more of the following:

* Blocking interaction with all liquidity (resting and IOC) from a specific LP
* Blocking interaction with all LPs for broker blocks
* Blocking interaction with all IOC orders from LPs
* Restricting interaction to a specific group of LPs designated by the Member or customer.

Executions against the same or an affiliated participant

The H2O ATS does not permit two orders with the same participant identifier to execute against each other. A participant can instruct the H2O ATS to block crossing between affiliated participant identifiers, as notified by the participant.